UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._2_)*

                            Astrocom Corporation
-----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 046390-10-0
-----------------------------------------------------------------------------
                                (CUSIP Number)

                               February 29, 2000
-----------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/   Rule 13d-1(b)
     /_/   Rule 13d-1(c)
     /_/   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745   (2/92)            Page 1 of 7 pages

CUSIP No. 046390-10-0            13G                   Page 2 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Perkins Capital Management, Inc.
     IRS ID No.:  41-1501962

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

     730 East Lake Street, Wayzata, MN  55391-1769

              5  SOLE VOTING POWER
NUMBER OF        2,749,757
              6  SHARED VOTING POWER
SHARES           0

BENEFICIALLY

OWNED BY      7  SOLE DISPOSITIVE POWER
                 3,939,257
EACH

REPORTING

PERSON        8  SHARED DISPOSITIVE POWER
                 0
WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,877,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    16.4%

12  TYPE OF REPORTING PERSON*
    IA


SEC 1745   (2/92)          Page 2 of 7 pages

CUSIP No. 046390-10-0           13G               Page 3 of 7 pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF THE ABOVE PERSON
    Richard W. Perkins
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
    (a) /_/
    (b) /_/

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    730 East Lake Street, Wayzata, MN  55391

NUMBER OF       5.  SOLE VOTING POWER
                    0 (Refer to item 5 page 2 of 7)
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH   7.  SOLE DISPOSITIVE POWER
                    0 (Refer to item 7 page 2 of 7)
REPORTING
                8.  SHARED DISPOSITIVE POWER
PERSON WITH         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,062,257

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
    /_/

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.0%

12. TYPE OF REPORTING PERSON *
    IN

SEC 1745    (2/92)         Page 3 of 7 pages

CUSIP No. 046390-10-0             13G                 Page 4 of 7 pages

ITEM 1.

     (a) Name of Issuer
         Astrocom Corporation

     (b) Address of Issuer's Principal Executive Offices
         3500 Holly Lane North, Suite 60, Plymouth, Minnesota 55447

ITEM 2.
     (a) Name of Persons Filing
         Perkins Capital Management, Inc., a Minnesota Corporation Richard W. Perkins, an indivudual investor

     (b) Address of Principal Business Office or, if none, Residence 730 East Lake Street, Wayzata, MN 55391-1769

     (c) Citizenship
         A Minnesota Corporation
         A US Citizen

     (d) Title of Class of Securities
         Common

     (e) CUSIP Number
         046390-10-0

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) /_/ Broker or a Dealer registered under Section 15 of the Act
     (b) /_/ Bank as defined in section 3(a)(6) of the Act
     (c) /_/ Insurance Company as defined in section 3(a)(19) of the Act
     (d) /_/ Investment Company registered under section 8 of the Investment Company Act
     (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) /_/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g) /_/ Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

SEC 1745 (2/92)            Page 4 of 7 pages

CUSIP No. 046390-10-0            13G                  Page 5 of 7 pages

     (h) /_/ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a) The amount beneficially owned is 3,939,257 shares of common equivalents. This includes 2,169,000 shares of common equivalents and 707,500 warrants exerciseable within 60 days owned by clients of Perkins Capital Management, Inc., and 987,257 shares of common equivalents and 75,000 warrants exerciseable within 60 days owned by Richard W. Perkins. Perkins Capital Management, Inc. disclaims beneficial interest in Richard W. Perkins shares and Richard W. Perkins disclaims beneficial interest in the Perkins Capital Management, Inc. shares.

     (b) The percent of class is 22.4%. This includes a percentage of class of 16.4 held by clients of Perkins Capital Management, Inc. and 6.0% held by Richard W. Perkins.

     (c)  Number of shares as to which such person has:

          (i) The total voting power is 2,749,757 shares, which includes 1,762,500 shares of sole voting power for Perkins Capital Management, Inc. and 987,257 shares of sole voting power for Richard W. Perkins.

          (ii) There are zero shares with shared power to vote or to direct the vote.

          (iii) The total shares the power to dispose is 3,939,257 which includes 2,169,500 common equivalents and 707,500 warrants exercisable within 60 days held by clients of Perkins Capital Management, Inc. and 987,257 common equivalents and 75,000 warrants exercisable within 60 days held by Richard W. Perkins in various trusts.

          (iv) There are zero shares with shared power to dispose or to direct the disposition.

SEC 1745 (2/92)                            Page 5 of 7 pages

CUSIP No. 046390-10-0             13G                   Page 6 of 7 pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2000

By  /s/     Richard C. Perkins
----------------------------------------------
                 (Signature)

Richard C. Perkins, VP/Portfolio Manager
----------------------------------------------
                 (Name/Title)

SEC 1745  (2/92)                 Page 6 of 7 pages

CUSIP No. 046390-10-0                 13G                Page 7 of 7 pages

          JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the ACT and the Rules thereunder may be filed on each of their behalf on Schedule
13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that to the best of their knowledge and belief they each satisfy the requirements for making a joint filing under Rule 13d-1.

March 10, 2000




/s/  Richard C. Perkins                      /s/  Richard W. Perkins
-----------------------------                -------------------------------
Perkins Capital Management, Inc.             Perkins Capital Management, Inc.
Richard C. Perkins                           Richard W. Perkins
VP/Portfolio Manager                         President/Portfolio Manager